PE
02/28/02

**FORM 6-K**

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002



Innogy Holdings plc
*(Translation of registrant's name into English)*

Windmill Hill Business Park, Whitehill Way,
Swindon, Wiltshire SN5 6PB England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**Innogy Holdings plc**

Date: 27 February 2002

By: **Mike Bowden**
**Company Secretary**

**Innogy Holdings plc**

## Director Appointment

Mike Bowden has today been appointed to the Board of Innogy as Managing Director of Corporate Services and Company Secretary.

Mike, who has played a leading role in the transformation of the company since demerger, has responsibility for Innogy's Corporate Services including, Legal, Regulation, Secretariat, Health, Safety, Facilities and Estate Management.

After gaining a law degree at Nottingham University, Mike Bowden qualified as a solicitor in 1984. He joined the CEGB in April 1986 as a commercial lawyer and after the establishment of National Power held a number of senior legal and regulatory posts, becoming Director of Legal and Regulatory Affairs in September 1999. He was appointed Company Secretary and Director of Legal and Regulatory Affairs for Innogy in July 2000.

Brian Count
Chief Executive Officer

ENDS

For Further Information, contact:

| | | |
|---|---|---|
| John Wilkinson | Head of Media and External Relations | 01793 893852 |
| Steve Cronin | Investor Relations Director | 020 7406 1910 |